UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2019

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF MIZUHO FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-213187) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2019

Mizuho Financial Group, Inc.

By:	/s/ Makoto Umemiya
Name:	Makoto Umemiya
Title:	Managing Executive Officer / Group CFO

May 15, 2019

To whom it may concern:

Company Name:	Mizuho Financial Group, Inc.
Representative:	Tatsufumi Sakai President & Group CEO
Head Office:	1-5-5 Otemachi, Chiyoda-ku, Tokyo
Code Number:	8411 (Tokyo Stock Exchange 1st Sec.)

Announcement Regarding Redemption of “Non-dilutive” Preferred Securities

Mizuho Financial Group, Inc. (the “Company”) hereby announces that the Company has decided to redeem in full preferred securities issued by its overseas special purpose subsidiary as set forth below.

1. Summary overview of Preferred Securities to be redeemed

Issuer	Mizuho Capital Investment (JPY) 3 Limited	Mizuho Capital Investment (JPY) 3 Limited

Type of securities	Japanese Yen denominated Non-cumulative Perpetual Preferred Securities Series A	Japanese Yen denominated Non-cumulative Perpetual Preferred Securities Series B

Mandatory redemption date	None	None

Optional redemption	Optionally redeemable on the dividend payment date falling in June 2019 and on each dividend payment date thereafter	Optionally redeemable on the dividend payment date falling in June 2019 and on each dividend payment date thereafter

Dividends	Fixed dividend rate prior to the dividend payment date falling in June 2019, and floating dividend rate on and after such dividend payment date	Fixed dividend rate prior to the dividend payment date falling in June 2019, and floating dividend rate on and after such dividend payment date

Total amount issued	249.5 billion Japanese Yen	53.5 billion Japanese Yen

Issue date	July 11, 2008	July 11, 2008

Aggregate redemption amount	249.5 billion Japanese Yen	53.5 billion Japanese Yen

2. Scheduled redemption date

June 30, 2019 (Sun.)

(Payments of redemption amount are scheduled to be made on July 1, 2019 (Mon.).)

Contact:	Mizuho Financial Group, Inc. Corporate Communications Department Public Relations Office Tel: 81-3-5224-2026

This document is prepared in order to announce specific facts relating to the redemption of “non-dilutive” preferred securities and does not constitute an offer for sale or solicitation for investment or other similar activity in or outside of Japan.